Exhibit 12.1

AK STEEL HOLDING CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	Three months ended March 31,		Year Ended December 31,

	2013		2012		2011		2010		2009		2008
Fixed charges:
Capitalized interest credit	$0.8		$2.5		$6.7		$10.1		$7.8		$4.4
Interest factor in rent expense	1.0		3.8		3.0		3.2		2.8		3.3
Other interest and fixed charges	31.1		86.8		47.9		33.6		37.4		48.9

Total fixed charges	32.9		93.1		57.6		46.9		48.0		56.6

Earnings—pre-tax income (loss) with applicable adjustments	25.7		$(159.0)		$(186.0)		$(125.4)		$(47.9)		$55.3

Ratio of earnings to fixed charges	NM	*	NM	*	NM	*	NM	*	NM	*	NM	*

*	For the three months ended March 31, 2013 and the years ended December 31, 2012, 2011, 2010, 2009 and 2008, earnings were less than fixed charges by $7.2 million, $252.1 million, $243.6 million, $172.3 million, $95.9 million and $1.3 million, respectively.